SCARLET HOLDING CORPORATION
2320 Scientific Park Drive
Wilmington, North Carolina 28405

VIA EDGAR

November 3, 2003

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:	Scarlet Holding Corporation Registration Statement on Form S-4 SEC File No. 333-109735 Request For Withdrawal

Dear Mr. Riedler:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Scarlet Holding Corporation (the “Registrant”) hereby requests that the above-referenced registration statement, filed with the Commission on October 16, 2003 (the “Registration Statement”), be withdrawn effective immediately. The merger agreement underlying the proposed offerings that are the subject of the Registration Statement has been terminated, and as a result the proposed offerings will not proceed.

     Please be advised that the Registrant has not made any sales under the Registration Statement or in connection with the offerings contemplated by the Registration Statement. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

     If you should have any questions regarding this application, please contact Stephen M. Lynch of Robinson, Bradshaw & Hinson, P.A. at (704) 377-8355.

Sincerely,

SCARLET HOLDING CORPORATION

	By:	/s/ Albert N. Cavagnaro Albert N. Cavagnaro, President

cc: Mr. Stephen M. Lynch